                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F / /          Form 40-F /X/


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /                No  /X/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: November 6, 2002            By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                AT&T CANADA INC.

                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
         FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001


            MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


                                   (UNAUDITED)
                       (in thousands of Canadian dollars)

                                AT&T CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)

                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  2002                2001
                                                             ---------------  -------------------
                                                               (unaudited)         (audited)
                                                                              (Restated - Note 2)
ASSETS

Current assets:
     Cash and cash equivalents                               $       399,579    $       537,294
     Accounts receivable                                             165,402             70,640
     Other current assets (note 16(c))                                42,752             14,154
                                                             ---------------    ---------------
                                                                     607,733            622,088

Property, plant and equipment (note 4)                               953,533          2,180,773
Goodwill (note 5)                                                          -          1,639,065
Deferred pension asset                                                52,395             45,174
Deferred foreign exchange (note 11)                                        -            114,842
Other assets, net (note 6)                                            58,384            132,238
                                                             ---------------    ---------------
                                                             $     1,672,045    $     4,734,180
                                                             ===============    ===============
LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
     Accounts payable                                        $        47,119    $        63,291
     Accrued liabilities                                             267,808            267,229
     Accrued interest payable (note 7)                               102,955             70,004
     Income taxes payable                                              6,322              5,584
     Current portion of capital lease obligations (note 7)             2,621              1,930
     Long term debt in default (note 7)                            4,706,606                  -
                                                             ---------------    ---------------
                                                                   5,133,431            408,038

Long term debt (note 7)                                               17,550          4,672,738
Other long-term liabilities                                           61,424             45,110
Deferred foreign exchange (note 11)                                  115,467                  -

Shareholders' deficit (note 8)
     Common shares                                                 1,168,322          1,133,664
     Warrants                                                            586                709
     Deficit                                                      (4,824,735)        (1,526,079)
                                                             ---------------    ---------------
                                                                  (3,655,827)          (391,706)
                                                             ---------------    ---------------
                                                             $     1,672,045    $     4,734,180
                                                             ===============    ===============

Basis of Presentation and Capital Restructuring Plan (note 1)
Reconciliation to accounting principles generally accepted in the United States (note 15)
Other commitments and contingencies (note 16)

      See accompanying Notes to Consolidated Condensed Financial Statements

Supplemental Information:

(a) Share Capital is comprised of convertible Class A Voting and Class B Non-Voting Shares

                                AT&T CANADA INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                            (in thousands of dollars)
                                   (unaudited)

                                                THREE MONTHS ENDED             NINE MONTHS ENDED
                                                  SEPTEMBER 30,                  SEPTEMBER 30,
                                              2002           2001             2002            2001
                                          ------------    ------------    ------------    ------------
                                                          (Restated -                     (Restated -
                                                            Note 2)                         Note 2)
Revenue                                   $    359,861    $    387,221    $  1,128,548    $  1,150,252

Expenses:
     Service costs                             223,003         253,157         729,228         745,810
     Selling, general and administrative        82,578         103,764         256,532         317,035
                                          ------------    ------------    ------------    ------------
Earnings before interest, taxes,
depreciation and amortization, workforce
reduction, provision for restructuring
and write-down of long-lived assets             54,280          30,300         142,788          87,407

Workforce reduction, provision for
restructuring and write-down of
long-lived assets (note 9)                           -         (21,901)     (1,273,754)        (21,901)
                                          ------------    ------------    ------------    ------------
Earnings (loss) before interest,
taxes, depreciation and
amortization                                    54,280           8,399      (1,130,966)         65,506

Depreciation and amortization                   46,675         119,179         228,775         340,228
                                          ------------    ------------    ------------    ------------

Income(Loss) from operations                     7,605        (110,780)     (1,359,741)       (274,722)

Other income (expense):
     Interest income                             2,420           6,817           6,883          15,422
     Interest expense                         (109,537)       (103,762)       (321,627)       (295,124)
     Foreign exchange loss                    (155,399)        (22,457)        (74,555)         (3,056)
     Write-down of long-term investments
     and other assets (note 6)                       -               -         (11,855)              -
     Other income (expense)                       (198)           (339)         (2,045)        (11,236)
                                          ------------    ------------    ------------    ------------

Loss before provision for income taxes        (255,109)       (230,521)     (1,762,940)       (568,716)

Provision for income taxes                      (1,730)         (1,954)         (4,949)         (5,963)
                                          ------------    ------------    ------------    ------------

Loss for the period                           (256,839)       (232,475)     (1,767,889)       (574,679)

Deficit, beginning of period, as
previously reported                                                         (1,513,805)       (780,704)

Adjustment for change in accounting
policy for foreign exchange (note 2(b))                                        (12,274)              -
                                                                          ------------    ------------
Deficit, beginning of period, as restated                                   (1,526,079)       (780,704)

Adjustment for change in accounting
policy for goodwill (note 2(a))                                             (1,530,767)              -
                                                                          ------------    ------------

Deficit, end of period                                                    $ (4,824,735)   $ (1,355,383)
                                                                          ============    ============

Basic & Diluted loss per common
share                                     $      (2.54)   $      (2.35)   $     (17.58)   $      (5.86)
                                          ============    ============    ============    ============

Weighted average number of common
shares outstanding (in thousands)              100,977          99,121         100,560          98,023
                                          ============    ============    ============    ============

      See accompanying Notes to Consolidated Condensed Financial Statements

                                AT&T CANADA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (in thousands of dollars)
                                   (unaudited)

                                                       THREE MONTHS ENDED                NINE MONTHS ENDED
                                                          SEPTEMBER 30,                     SEPTEMBER 30,
                                                   -----------------------------    ----------------------------
                                                        2002            2001            2002           2001
                                                   -------------    ------------    ------------    ------------
                                                                    (Restated -                     (Restated -
                                                                      Note 2)                         Note 2)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
   Loss for the period                             $    (256,839)   $   (232,475)   $ (1,767,889)   $   (574,679)

   Adjustments required to reconcile loss to cash
   flows from operating activities:
     Depreciation and amortization                        46,675         119,179         228,775         340,228
     Write-down of long-lived assets (note 9)                  -               -       1,203,228               -
     Write-down of long-term investments (note 6)              -               -          11,855               -
     Accretion of senior discount note interest           41,102          36,755         120,420         106,686
     Amortization of debt issuance costs                   2,928           3,326           8,018          11,308
     Amortization of deferred gain on termination
     of cross currency swaps and forward contracts        (4,199)         (1,633)         (8,773)         (2,449)
     Loss on sale of investments                               -               -           1,502           9,375
     Unrealized foreign exchange loss                    159,204          23,520          79,150           6,216
     Other                                                (6,018)           (335)         (7,206)         (1,775)
                                                   -------------    ------------    ------------    ------------
                                                         (17,147)        (51,663)       (130,920)       (105,090)

     Changes in non-cash working capital                  (9,497)         71,290         (72,580)         71,590
                                                   -------------    ------------    ------------    ------------

   Net cash generated by (used in) operating
   activities                                            (26,644)         19,627        (203,500)        (33,500)

INVESTING ACTIVITIES:
   Acquisitions, net of cash (bank indebtedness)
   acquired                                                    -         (25,000)              -         (45,502)
   Dispositions of investment (net of disposition
   costs)                                                      -               -           2,200           3,401
   Additions to property, plant and equipment            (10,844)        (68,949)        (84,499)       (283,932)
   (Additions) dispositions to other assets                  268          (1,049)            206          (9,102)
                                                   -------------    ------------    ------------    ------------
   Net cash used in investing activities                 (10,576)        (94,998)        (82,093)       (335,135)

FINANCING ACTIVITIES:
   Issue of share capital, net of issue costs              9,830           9,390          33,645          37,318
   Termination of cross currency swaps and
   forward contracts (note 11)                                 -               -          85,504         123,965
   Draw from (repayment of) of credit facility
   (note 7(b))                                                 -          30,000          30,000         657,230
   Debt issue and credit facility costs                      (38)             (2)         (1,295)            (64)
   Increase (decrease) in other long term
   liabilities                                              (182)            141            (502)           (189)
   Repayment of capital lease                                  -            (483)              -            (991)
                                                   -------------    ------------    ------------    ------------
   Net cash generated by (used in) financing
   activities                                              9,610          39,046         147,352         817,269

EFFECT OF EXCHANGE RATE CHANGES ON CASH                    1,538           3,730             526           2,335
                                                   -------------    ------------    ------------    ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         (26,072)        (32,595)       (137,715)        450,969
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD           425,651         552,151         537,294          68,587
                                                   -------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $     399,579    $    519,556    $    399,579    $    519,556
                                                   =============    ============    ============    ============

      See accompanying Notes to Consolidated Condensed Financial Statements

Supplemental Information:

Income taxes paid                                  $       3,000    $      1,315    $      7,291    $      4,887
Interest paid                                      $      26,113    $    103,443    $    157,931    $    194,945
Class B non-voting shares issued in acquisitions   $           -    $          -    $          -    $     44,666
Extinguishment of bonds on termination of swaps
(note 7(a))                                        $      84,866    $          -    $     84,866    $          -

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

AT&T Canada Inc. (the "Company") was incorporated as MetroNet Communications Corp. ("MetroNet") under the laws of the Province of Alberta and was subsequently continued under the Canada Business Corporations Act. The Company changed its name to AT&T Canada Inc. coincident with the consummation of the combination of MetroNet and AT&T Canada Corp. (formerly AT&T Canada Long Distance Services Company) ("AT&T LDS") and ACC TelEnterprises Ltd. ("ACC") effective June 1, 1999 (the "Strategic Business Combination").

The Company is a holding company, which engages in the telecommunications business in Canada through its subsidiaries, the most significant of which is its 69% owned operating subsidiary, AT&T Canada Corp. The Company's activities in the telecommunications business consist primarily of the development and construction of telecommunications networks for the provision of local and data services, Internet and E-Business solutions and long distance services to businesses in Canada.

On October 8, 2002, all of the Company's Class B Non-Voting Shares and Class A Voting Shares, not already owned by AT&T Corp., were purchased by parties designated by AT&T Corp. As a result, the publicly traded Class B Non-Voting Shares were de-listed by The Toronto Stock Exchange and NASDAQ and are no longer publicly traded, as further described in Note 8.

1.   BASIS OF PRESENTATION AND CAPITAL RESTRUCTURING PLAN:

     BASIS OF PRESENTATION

     The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt surrounding the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements because of circumstances relating to the Company's outstanding long-term debt which is in default and the Company's filing under the Companies' Creditors Arrangement Act ("CCAA").

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

     If the proposed capital restructuring plan described below is completed, the Company will be required to perform a comprehensive revaluation of its balance sheet under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). HB 1625 requires the Company to assess the fair value of its

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

     recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from the proposed capital restructuring plan. Due to the adjustments to fair value from carrying value, the reported amounts in the consolidated financial statements could be materially different than those reported upon adoption of "fresh start accounting".

     CAPITAL RESTRUCTURING PLAN

     On October 9, 2002, the Senior Credit Facility agreement was terminated and the Company repaid the $200 million of outstanding indebtedness thereunder with part of the proceeds generated from the exercise of employee stock options (see note 10).

     On October 15, 2002, the Company announced it had reached an agreement in principle with the informal steering committee of AT&T Canada's public bondholders on a proposed capital restructuring plan. The agreement in principle, which is non-binding, contemplates that, in exchange for AT&T Canada's $4.5 billion of outstanding long term debt and the claims of other affected creditors, the Company's bondholders and other affected creditors will receive, on a pro rata basis, an estimated aggregate minimum payment of $200 million in cash and 100% of the equity of a new holding company for AT&T Canada. The Company elected not to make bond interest payments totaling approximately US$47.8 million, due on September 15, 2002, and approximately $5.4 million, due on September 23, 2002, related to its 7.65% Senior Notes and 7.15% Senior Notes, respectively, within 30 days from the scheduled interest payment date of the 7.65% Senior Notes. On October 15, the Company was in default under the 7.65% series of bonds and due to cross default provisions in all other series of bonds, the Company has defaulted on all of its outstanding long-term debt. As a result, all of the outstanding long-term debt has either been accelerated or could be accelerated under the terms of the indentures governing these bonds and thus declared due and payable. The Company filed for protection from its creditors under CCAA in the Ontario Superior Court of Justice on October 15, 2002 and sought and obtained an injunction under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States. Completion of a restructuring plan will be conditional upon receipt of various approvals including noteholders, regulatory and court approval under CCAA. As at September 30, 2002, the debt has been classified as current in accordance with guidelines issued by the CICA's Emerging Issues Committee EIC-59 "Long-term debt with covenant violations".

     AT&T Canada and AT&T Corp. are negotiating new commercial agreements, under which AT&T Canada would become a fully independent, full service telecom provider for business customers operating under a new brand identity. AT&T Canada expects to execute a brand transition within 18 months. It is not expected that AT&T Corp. will maintain an equity interest in the Company following the completion of AT&T Canada's capital restructuring.

     There can be no assurance that the Company will be successful in negotiating definitive agreements, or implementing the restructuring plan contemplated by the agreement in principle or any other restructuring plan or in concluding new commercial agreements with AT&T Corp.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 15.

     Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include the notes

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

     related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2001.

     The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

     On an on-going basis, the Company evaluates its estimates, including assessments of the recoverability of long-lived assets including goodwill which require estimates of future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. When assessing the reasonableness of the assumptions, current information, currently prevailing economic conditions and trends are considered. Actual results may be materially different from assumptions used.

     These consolidated condensed financial statements are prepared following accounting policies consistent with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2001, except for the following changes in accounting policies:

     (a)  Goodwill and other intangible assets:

          Effective January 1, 2002, the Company adopted the HB 3062 "Goodwill and other Intangible Assets" and HB 1581 "Business Combinations".

          Under the new standards, goodwill and indefinite-life intangible assets are not amortized but are subject to impairment tests annually (or more frequently under certain conditions) using a fair value approach. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

          Under HB 3062, any transitional impairment loss is recognized as a charge to opening deficit at January 1, 2002. During the second quarter, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening deficit with a corresponding reduction in goodwill (see note 5).

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

          Intangible assets that have definite lives are amortized over their estimated useful lives and tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

          The following table presents the effects on the three and nine months ended September 30, 2001 as if the Company had retroactively adopted the change in accounting policy discussed above:

                                                                     Three months ended      Nine months ended
                                                                     September 30, 2001      September 30, 2001
          -----------------------------------------------------------------------------------------------------
          Reported loss for the period                                 $       (232,475)       $       (574,679)

          Add back:

              Goodwill amortization                                    $         28,802                  81,805
          =====================================================================================================
          Adjusted loss for the period                                 $       (203,673)       $       (492,874)
          =====================================================================================================

          Reported basic and diluted loss per share                    $          (2.35)       $          (5.86)
          Goodwill amortization                                                    0.29                    0.83

          =====================================================================================================
          Adjusted basic and diluted loss per share                    $          (2.06)       $          (5.03)
          =====================================================================================================

     (b)  Foreign currency translation and hedging relationships:

          Effective January 1, 2002, the Company adopted amended HB 1650, which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items with a fixed or ascertainable life. Exchange gains and losses on long-term monetary items are included in income.

          At December 31, 2001, the Company had approximately $12.3 million of unamortized foreign exchange losses that were affected by this change. Upon adoption, deferred foreign exchange has been reduced by this amount, with a corresponding increase in opening deficit as of January 1, 2002. HB 1650 also requires restatement of prior periods, the effect of which was to increase the reported net loss for the three and nine months ended September 30, 2001 by $23.5 million and $6.2 million, respectively.

          Effective January 1, 2004, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. The Company is currently

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

          evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.

     (c)  Stock-based compensation:

          Effective January 1, 2002, the Company adopted HB 3870 "Stock-based Compensation and Other Stock-based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, awards that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. HB 3870 permits the Company to continue its existing policy of treating all other employee stock options as capital transactions (the settlement method), but requires pro forma disclosure of net earnings and per share information as if the Company had accounted for employee stock options under the fair value method (see note 10). The Company has elected to include the pro forma effect of awards granted prior to January 1, 2002. The fair value of stock options issued in the period is determined using the Black-Scholes option pricing model. The adoption of the new section did not impact the interim consolidated financial statements.

3.   ACQUISITIONS AND DISPOSITIONS:

     On June 1, 2001, the Company acquired all of the issued and outstanding shares of MONTAGE eIntegration Inc. ("MONTAGE"). Consideration of $58.4 million was paid on closing, comprised of $13.7 million in cash and $44.7 million represented by 967,355 Class B Non-Voting Shares. In addition, acquisition costs of $1.0 million were incurred. The vendors had the potential to earn up to an additional $30.0 million contingent upon the attainment by June 30, 2002 of certain specified performance targets. As determined at June 30, 2002, no additional contingent consideration was earned.

4. PROPERTY, PLANT AND EQUIPMENT:

     In the second quarter of 2002, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to regulatory decisions issued in the first half of 2002 affecting the Company's business plan, the deterioration of the economic environment and the substantial decline in market value of companies in the telecommunications services sector.

     An impairment was assessed based on a comparison of the net recoverable amount, using projected future undiscounted cash flows, to the carrying value of the long-lived assets. The impairment charge of $1,095.0 million for certain property, plant and equipment, predominately telecommunication facilities and equipment, was measured as the deficiency between the carrying value and the net recoverable amount, and has been recorded as a charge to earnings and an increase in accumulated depreciation (see note
     9).

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

5.   GOODWILL:

       The change in the carrying amount of goodwill for the nine months ended September 30, 2002 is shown below:

                             Balance                                                                 Balance
                        December 31,        Transitional          Impairment                   September 30,
                                2001          Impairment             in 2002          Other             2002
       -----------------------------------------------------------------------------------------------------
       Goodwill       $    1,639,065    $     (1,530,767)   $       (108,228)   $       (70)   $           -
       -----------------------------------------------------------------------------------------------------

       In the second quarter of 2002, the Company completed its transitional goodwill impairment test as a result of adopting HB 3062, and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. The one time transitional adjustment for the impairment assessment was charged to opening deficit with a corresponding reduction in goodwill. During the second quarter, the Company also performed an assessment for impairment of the carrying value of its remaining goodwill due to the circumstances described in note 4. It was determined that the remaining unamortized goodwill of $108.2 million was also fully impaired under the fair value approach.

6.   OTHER ASSETS:

                                                                               Accumulated            Net book
       September 30, 2002                                          Cost       amortization               value
       -------------------------------------------------------------------------------------------------------
       Debt issuance costs                                 $     79,530         $   34,939        $     44,591
       Non-compete agreement                                     32,500             32,497                   3
       Long-term investments (note 6(ii) & (iii))                 1,043                  -               1,043
       Other (note 6(i))                                         18,766              6,019              12,747

       -------------------------------------------------------------------------------------------------------
                                                           $    131,839         $   73,455        $     58,384
       =======================================================================================================

                                                                               Accumulated            Net book
       December 31, 2001                                           Cost       amortization               value
       -------------------------------------------------------------------------------------------------------
       Debt issuance costs                                 $     78,926         $   27,602        $     51,324
       Retained interest on accounts receivable
         securitization (note 6 (iv))                            49,829                  -              49,829
       Non-compete agreement                                     32,500             28,435               4,065
       Long-term investments, at cost                            10,745                  -              10,745
       Other                                                     20,407              4,132              16,275

       -------------------------------------------------------------------------------------------------------
                                                           $    192,407         $   60,169        $    132,238
       =======================================================================================================

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

       (i) Included in other assets were identifiable intangible assets in the amount of $8.3 million as at September 30, 2002 (December 31, 2001
             - $14.8 million), subject to amortization.

       (ii) In the second quarter of 2002, the Company determined there was an other than temporary decline in the value of its long-term investments and other assets, and recorded a write-down of $8.8 million and $3.1 million, respectively. The determination was based on recent market valuations.

       (iii) In the second quarter of 2002, the Company sold its remaining interest in Shared Technologies of Canada for net proceeds of $2.2 million.

       (iv) On February 20, 2002, the Company repurchased, for approximately $100 million, all of the outstanding accounts receivable previously sold in its customer accounts receivable securitization program.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

7.   LONG-TERM DEBT:

       On October 9, 2002, the Senior Credit Facility agreement was terminated and the Company repaid the $200 million of outstanding indebtedness with part of the proceeds generated from the exercise of employee stock options on October 8 (see note 10).

       On October 15, 2002, the Company announced it had reached an agreement in principle with the informal steering committee of AT&T Canada's public bondholders on a proposed capital restructuring plan as described in note 1.

                                                                            September 30,         December 31,
                                                                                     2002                 2001
       -------------------------------------------------------------------------------------------------------
       12.0% Senior Notes (2002 - U.S. $225.7 million;
         2001 - U.S. $248.6 million) (note 7(a)(i))                        $      358,306       $      395,988
       10.75% Senior Discount Notes (2002 - U.S. $168.6 million;
         December 31, 2001 - U.S. $155.8 million) (note 7(a)(ii))                 267,531              248,227
       9.95% Senior Discount Notes (2002  - U.S. $891.6 million;
         2001 - U.S. $842.2 million) (note 7(a)(iii))                           1,415,086            1,341,482
       10.625% Senior Notes (2002 - U.S. $225.0 million;
          2001 - U.S. $225.0 million) (note 7(a)(iv))                             357,120              358,380
       7.65% Senior Notes (2002 - U.S. $996.0 million;
          2001 - U.S. $1,000.0 million) (note 7(a)(v))                          1,580,816            1,592,800
       7.15% Senior Notes (note 7(a)(vi))                                         142,850              150,000
       7.625% Senior Notes (2002- U.S. $242.5 million;
          2001 - U.S. $250.0 million) (note 7(a)(vii))                            384,897              398,200
       Senior credit facilities (note 7(b))                                       200,000              170,000
       -------------------------------------------------------------------------------------------------------
                                                                                4,706,606            4,655,077

       Capital lease obligations                                                   20,171               19,591
       -------------------------------------------------------------------------------------------------------
       Total long-term debt                                                     4,726,777            4,674,668

       Less: current portion of capital lease obligations                           2,621                1,930
       Less: long-term debt  in default (note 1)                                4,706,606                    -
       -------------------------------------------------------------------------------------------------------
                                                                           $       17,550       $    4,672,738
       =======================================================================================================

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

       At September 30, 2002 and prior to the event of default on October 15, 2002, principal repayments on long-term debt required in the next five years consist of the following:

                                      2002            2003             2004             2005               2006
       --------------------------------------------------------------------------------------------------------
       Senior credit facility          nil      $   15,600    $     184,400
       7.15% Senior Notes                                           150,000
       7.625% Senior Notes                                                     U.S.$ 250,000
       7.65% Senior Notes                                                                      U.S. $ 1,000,000

       ========================================================================================================

(a)  Long Term Debt

          (i)     12.0% Senior Notes:

                  The Company's 12.0% Senior Notes (the "12.0% Notes") are due on August 15, 2007 and are repayable in the amount of U.S. $250.0 million. The 12.0% Notes are redeemable, at the option of the Company, in whole or in part, on or after August 15, 2002, beginning at 106% of par value and declining to par value in 2005, plus accrued and unpaid interest. In the event of a change in control, as defined in the Indenture governing the 12.0% Notes, the 12.0% Notes are redeemable at the option of the note holders at a price of 101% of par value, plus accrued and unpaid interest. The 12% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The 12.0% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends and redemption of shares, and certain defaults, including defaults under other indebtedness. As a result of the event of default under the Company's 7.65% Senior Notes, all of the Company's outstanding long-term debt, due to cross default provisions, is in default.

          (ii)    10.75% Senior Discount Notes:

                  The Company's 10.75% Senior Discount Notes (the "10.75% Notes") are due November 1, 2007, repayable in the amount of U.S. $170.0 million and bear interest at 10.75% per annum at the issue price of U.S. $592.24 per U.S. $1,000 stated amount at maturity until November 1, 2002. Interest to November 1, 2002 accrues on the issue price but is not payable until maturity. From November 1, 2002, interest at a rate of 10.75% per annum on the stated amount at maturity of the 10.75% Notes, will be payable in cash. The 10.75% Notes are unsecured and rank pari passu with other senior unsubordinated indebtedness of the Company. The 10.75% Notes are redeemable at the option of the Company in whole or in part at any time on or after November 1, 2002, beginning at 105.375% of par value and declining to par value in 2005, plus accrued and unpaid interest. In the event of a change in control as specified in the Indenture governing the 10.75% Notes, the 10.75% Notes are redeemable at the option of the holders at a price of 101% of par value, plus accrued and unpaid interest. The 10.75% Note Indenture contains certain covenants, including limits on

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                  the incurrence of additional indebtedness or liens, payment of dividends and redemption of shares, and certain defaults, including defaults under other indebtedness. The effective interest rate for 2001 was 11.04% (2000 - 11.04%). As a result of the event of default under the Company's 7.65% Senior Notes, all of the Company's outstanding long-term debt, due to cross default provisions, is in default.

          (iii)   9.95% Senior Discount Notes:

                  The Company's 9.95% Senior Discount Notes (the "9.95% Notes") are due June 15, 2008, repayable in the amount of U.S. $971.0 million and bear interest at the issue price of U.S. $614.55 per U.S. $1,000 stated amount at maturity until June 15, 2003. Interest to June 15, 2003, accrues on the issue price but is not payable until maturity. Thereafter, interest will be payable in cash. The 9.95% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The 9.95% Notes are redeemable at the option of the Company in whole or in part at any time on or after June 15, 2003 beginning at 104.975% of par value, declining to par value in 2006 plus accrued and unpaid interest. In the event of a change in control as specified in the Indenture governing the 9.95% Notes, the 9.95% Notes are redeemable at the option of the holders at a price of 101% of par value, plus accrued and unpaid interest. The 9.95% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends and redemption of shares, and certain defaults, including defaults under other indebtedness. The effective interest rate for 2001 was 10.2% (2000 - 10.2%). As a result of the event of default under the Company's 7.65% Senior Notes, all of the Company's outstanding long-term debt, due to cross default provisions, is in default.

          (iv)    10.625% Senior Notes:

                  The Company's 10.625% Senior Notes (the "10.625% Notes") are due November 1, 2008 and are repayable in the amount of U.S. $225.0 million. At any time on or after November 1, 2003, the 10.625% Notes are redeemable at the option of the Company, in whole or in part, at redemption prices beginning at 105.313% of par value and declining to par in 2006 plus accrued and unpaid interest. In the event of a change in control as specified in the Indenture governing the 10.625% Notes, the 10.625% Notes are redeemable at the option of the holders at a price of 101% of par value plus accrued and unpaid interest. The 10.625% Notes are unsecured and rank pari passu with all senior unsubordinated debt of the Company. The 10.625% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends and redemption of shares, and certain defaults, including defaults under other indebtedness. As a result of the event of default under the Company's 7.65% Senior Notes, all of the Company's outstanding long-term debt, due to cross default provisions, is in default.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

          (v)     7.65% Senior Notes:

                  The Company's 7.65% Senior Notes (the "7.65% Notes") are due on September 15, 2006 and are repayable in the amount of U.S. $1 billion. The 7.65% Notes are redeemable, in whole or in part, at the option of the Company at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted at a prescribed interest rate to the redemption date on a semi-annual basis plus accrued and unpaid interest, if any, to the date of redemption. Each holder of the 7.65% Notes has the right to require the Company to repurchase all or any part of such holder' s 7.65% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.65% Notes, at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. The 7.65% Notes are unsecured, subordinated to all existing and future secured indebtedness of the Company and rank pari passu to existing unsecured indebtedness. The Indenture covering the 7.65% Notes contains certain covenants including limits on sale/leaseback transactions or liens, the ability to subordinate certain intercompany debt and the ability of the Company to consolidate or merge with or into or transfer all or substantially all of its assets to another entity, and certain defaults, including defaults under other indebtedness. In connection with a non-binding agreement in principle with financial and legal representatives, acting on behalf of a steering committee of certain bondholders on a proposed restructuring plan, the Company determined not to fulfill its obligation to make the bond interest payments due September 15, 2002. As a result, the 7.65% Senior Notes are in default.

          (vi)    7.15% Senior Notes:

                  The 7.15% Senior Notes (the "7.15% Notes") are due September 23, 2004 and are repayable in the amount of $150 million. Each holder of the 7.15% Notes has the right to require the Company to repurchase all or any part of such holder's 7.15% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.15% Notes, at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 7.15% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The Indenture covering the 7.15% Notes contains certain covenants, including limits on sale/leaseback transactions, the incurrence of certain liens, the ability to subordinate certain intercompany debt and the ability to consolidate or merge with or into or transfer, all or substantially all of its assets to another entity, and certain defaults, including defaults under other indebtedness. As a result of the event of default under the Company's 7.65% Senior Notes, all of the Company's outstanding long-term debt, due to cross default provisions, is in default.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

          (vii)   7.625% Senior Notes:

                  The Company's 7.625% Senior Notes (the "7.625% Notes") are due March 15, 2005 and are repayable in the amount of U.S. $250.0 million. The 7.625% Notes are redeemable, in whole or in part, at the option of the Company at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted at a prescribed interest rate to the redemption date on a semi-annual basis plus accrued and unpaid interest, if any, to the date of redemption. Each holder of the 7.625% Notes has the right to require the Company to repurchase all or any part of such holders' 7.625% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.625% Notes, at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. The 7.625% Notes are unsecured, subordinated to all existing and future secured indebtedness of the Company and rank pari passu to existing unsecured indebtedness. The Indenture covering the 7.625% Notes contains certain covenants, including limits on sale/leaseback transactions or liens, the ability to subordinate certain intercompany debt and the ability of the Company to consolidate or merge with or into or transfer all or substantially all of its assets to another entity, and certain defaults, including defaults under other indebtedness. As a result of the event of default under the Company's 7.65% Senior Notes, all of the Company's outstanding long-term debt, due to cross default provisions, is in default.

          The Company's outstanding public debt permits the noteholders to require the Company to repurchase their notes and obligates the Company to make an offer to repurchase the notes upon a change of control as defined in the indenture applicable thereto for 101% of the principal or accreted value. The Company's public debt consists of its 12% and 10 5/8% Senior Notes and its 10 3/4% and 9.95% Senior Discount Notes that were issued by MetroNet prior to the Strategic Business Combination (the "MetroNet Debt") and its 7.65%, 7.625% and 7.15% Senior Notes that have been issued by the Company since the Strategic Business Combination (the "AT&T Canada Debt"). There is a change of control under the MetroNet Debt, if among other circumstances, any "person" or "group" (as defined in THE U.S. SECURITIES EXCHANGE ACT OF
          1934) becomes the "beneficial owner" (as defined in the U.S. SECURITIES EXCHANGE ACT OF 1934) of more than 50% of the total voting power of the Company on a fully diluted basis ("Control"). As a result of the Strategic Business Combination, AT&T Corp. was deemed to have acquired Control of the Company and the Company made a change of control repurchase offer to all holders of the MetroNet Debt in June 1999. Thus, if any "person" or "group" other than AT&T Corp. acquires Control of the Company, there will be a further change of control under the MetroNet Debt. Under the AT&T Canada Debt, there will only be a change of control if (i) there is a sale or transfer of the voting shares of the Company that are deposited with the custodian to an entity other than AT&T Corp. or an affiliate thereof, or if there is a cancellation or redemption of any such deposited shares such that following any such sale or transfer, cancellation or redemption, AT&T Corp. and/or its affiliates would beneficially own (as defined in the U.S. SECURITIES EXCHANGE ACT OF 1934) less than

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

          50% on a fully diluted basis of the total voting power of all of the voting shares of the Company and (ii) there is a downgrade of the Company's credit rating by Moody's or Standard & Poor's mainly attributable to such sale, transfer, cancellation or redemption.

          On September 24, 2002 the Company unwound all remaining outstanding swaptions and cross-currency swaps in accordance with their terms, resulting in the Company receiving approximately CDN $84.9 million in the face amount of its outstanding bonds in satisfaction of the counterparties obligations to the Company (see Note 11). The bonds are currently being held by the Company and have been recognized as a reduction to the long term debt outstanding.

(b)  Senior Credit Facilities:

       On October 9, 2002, the Senior Credit Facility agreement was terminated and the Company repaid the $200 million of outstanding draws.

       On May 24, 2002, the Senior Credit Facility was amended reducing the total facility from $600 million to $400 million. Subsequently, on August 15, 2002 the Senior Credit Facility was amended reducing the total facility from $400 million to $200 million, representing the amount outstanding at that time, as follows:

          (i) The revolving term facility component was reduced to a maximum CDN $130 million from $325 million (or equivalent U.S. dollar amount).

          (ii) The operating facility component was reduced to a maximum CDN $70 million from $75 million (or equivalent U.S. dollar amount). In addition, the commitment available for documentary credits under the operating facility was set to a maximum of $2.4 million representing the outstanding letters of credit at that time.

       Outstanding principal amounts under the facilities bear interest at the Canadian prime rate, the LIBOR rate or the market rate for bankers' acceptances, as applicable, plus an Applicable Margin, as defined, which is based on the Company' s corporate credit rating. The facilities are secured by all of the assets of the Company and may be drawn at any time by the Company. The revolving term facility has scheduled principal repayments, including accrued interest, which begin on a quarterly basis on September 30, 2003 through March 31, 2004, when the facility expires. The operating facility is due in full on March 31, 2004. The facilities include several financial and other covenants, such as restrictions on the Company's ability to create additional indebtedness, permit liens, sell assets, make investments or pay dividends, and defaults under other indebtedness. The financial covenants include the maintenance of certain prescribed levels of Consolidated Senior Debt to Total Capitalization and Minimum Consolidated EBITDA and effective June 30, 2003. Consolidated Senior Debt to Consolidated EBITDA, Consolidated EBITDA to Consolidated Cash Debt Service, all as defined.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

       A change in control of the Company is an event of default under the Senior Credit Facility. Under the Senior Credit Facility, there will only be a change of control under identical circumstances as under the AT&T Canada Debt, as described above.

       The Company believes that the Brascan CIBC Arrangement, described in note 8, does not constitute a change of control under the Senior Credit Facility or the AT&T Canada Debt. However, the Company believes that the Brascan CIBC Arrangement could constitute a change of control as defined in the MetroNet Debt, but that is not clear. In light of this uncertainty, its current financial circumstances, the agreement in principle with the financial and legal representatives to the bondholders and its CCAA filing, the Company does not intend to make a change of control offer to the holders of the MetroNet Debt.

8.   SHARE CAPITAL

       On June 25, 2002, AT&T Corp. initiated the process for the purchase of all of the outstanding publicly held shares of the Company that it does not own, in accordance with the terms of the deposit receipt agreement dated June 1, 1999 between MetroNet Communications Corp. (now AT&T Canada Inc.), AT&T Corp., and CIBC Mellon Trust Company ("Deposit Receipt Agreement"). On July 18, 2002, AT&T Corp. announced that it had arranged for 1519888 Ontario Limited, a wholly owned subsidiary of Tricap Investments Corp., itself a wholly owned subsidiary of Brascan Financial Corp., to purchase approximately a 63% equity interest and a 50% voting interest in AT&T Canada, and for 1520034 Ontario Limited, a wholly owned subsidiary of CIBC Capital Partners ("CIBC") to acquire approximately a 6% equity interest and approximately a 27% voting interest in the shares of AT&T Canada (the "Brascan CIBC Arrangement"). AT&T Corp. also announced that it will retain the balance of its ownership of AT&T Canada, which represents approximately a 31% equity interest and a 23% voting interest, and that it will have a call right on CIBC's voting shares. On October 8, 2002, AT&T Corp., together with Brascan Financial Corporation and CIBC Capital Partners, completed the purchase of all of the outstanding shares of AT&T Canada that AT&T Corp. did not previously own for CDN $51.21 per share, in cash.

       Coincidental with the closing of the transaction on October 8, the Company's Class B Non-Voting Shares were de-listed by The Toronto Stock Exchange and NASDAQ and are no longer publicly traded.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

9. WORKFORCE REDUCTION COSTS, PROVISION FOR RESTRUCTURING AND WRITE-DOWN OF LONG-LIVED ASSETS:

                                            INITIAL                  CUMULATIVE DRAWDOWN          PROVISION AT
                                            PROVISION              CASH           NON CASH       SEPTEMBER 30,
                                                                                                          2002
       -------------------------------------------------------------------------------------------------------
       PROVISION FOR RESTRUCTURING:

       Workforce reduction costs               39,700            22,386                  -              17,314
       Facilities consolidation                30,826             1,587                  -              29,239
       -------------------------------------------------------------------------------------------------------
                                         $     70,526      $     23,973      $           -        $     46,553
       -------------------------------------------------------------------------------------------------------

       WRITE-DOWN OF LONG-LIVED ASSETS:
       Property, plant and equipment        1,095,000                 -          1,095,000                   -
       Goodwill                               108,228                 -            108,228                   -

       -------------------------------------------------------------------------------------------------------
                                         $  1,273,754      $     23,973      $   1,203,228        $     46,553
       -------------------------------------------------------------------------------------------------------

       2002

       On May 2, 2002, the Company announced a restructuring plan to bring the Company's cost structure in line with its current and projected revenue base, and to allocate resources to further enhance services provided to its established customer base. As a result of this formalized plan, the Company recorded a $70.5 million restructuring charge during the second quarter of 2002.

       The charge of $70.5 million comprised $39.7 million for employee severance and $30.8 million related to facilities consolidation. Employee severance costs are the result of a reduction in workforce, announced on May 2, 2002, of approximately 1,000 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including network services, customer service, marketing, sales and administration. As at September 30, 2002, 738 workforce reductions had been completed and $22.4 million of the employee severance costs had been paid. The remaining liability balance of $17.3 million at September 30, 2002 represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements.

       The provision for facilities consolidation represents management's best estimate of the deficiency of expected sublease recoveries over costs associated with certain leased premises being exited as a result of the restructuring plan. These facility leases will expire between 2002 and 2010. The provision will be paid over the remaining term of the leases. During the third quarter of 2002, the provision was drawn down by $1.6 million. Included in other long-term liabilities is $16.7 million of this provision.

       In the second quarter of 2002, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, the Company recorded a charge of $1,095

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

       million and $108.2 million for write-downs of its plant, property and equipment and goodwill, respectively (see notes 4 and 5).

       2001

       During 2001, management with the appropriate level of authority approved and committed the Company to a workforce reduction plan, which included the benefits terminated employees would receive. In total, the Company recorded a provision of $21.9 million for severance and benefits related to the termination of approximately 650 personnel, achieved through terminations, attrition and non-renewal of contract personnel. The personnel terminated were from various areas across the Company, including marketing, sales, network services, customer service, Internet and E-Business solutions services, and administration. All terminated employees received information on the expected termination benefits in sufficient detail to enable them to determine the nature and amounts of their individual severance benefits. The Company had completed all terminations as at December 31, 2001.

10.    SHARE PURCHASE OPTIONS:

       The following table summarizes the Company's stock options outstanding at September 30, 2002:

                                                                                  Exercise            Weighted
                                                         Number of                  prices             average
                                                            shares               per share      exercise price
         -----------------------------------------------------------------------------------------------------
                                                          (000' s)
         Outstanding, December 31, 2001                      8,790           2.25 to 90.00               41.39

         Granted                                               845          37.99 to 48.05               43.38
         Cancelled                                            (810)         14.00 to 90.00               35.51
         Exercised                                          (1,327)          2.25 to 47.75               25.17

         -----------------------------------------------------------------------------------------------------
         Outstanding, September 30, 2002                     7,498           2.25 to 90.00               43.17
         =====================================================================================================

       At September 30, 2002, 7.5 million options were exercisable at a weighted average exercise price of $43.17 per share.

       On September 28, 2002, all unvested outstanding stock options under the Company's Stock Option Plans became vested and exercisable, in accordance with the terms of the Stock Option Plans. 5.8 million of employee options were exercised and the Company received $225.4 million in proceeds on October 8, 2002.

       As permitted by HB 3870, the Company did not adopt the fair value method of accounting for its employee stock option awards. Had the Company adopted the fair value method for employee stock options using the

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

       fair value method described in note 2(c), net loss and loss per share would have increased for the periods as indicated below:

                                                              Three months ended             Nine months ended
                                                              September 30, 2002           September 30, 2002
       -------------------------------------------------------------------------------------------------------
       Loss attributable to common
       shareholders - as reported                              $       (256,839)             $     (1,767,889)

       Stock-based compensation expense                                  (6,576)                      (19,224)
       -------------------------------------------------------------------------------------------------------
       Loss attributable to common
       shareholders - pro forma                                $       (263,415)             $     (1,787,113)
       =======================================================================================================

       Loss per share - as reported                                       (2.54)                       (17.58)
       Loss per share - pro forma                                         (2.61)                       (17.77)
       =======================================================================================================

       Weighted average number of shares
       outstanding (in thousands)                                        100,977                       100,560
       =======================================================================================================

       In the third quarter of 2002, no options were granted. For the first nine months of 2002, any options granted were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                             Nine months ended
                                                                                            September 30, 2002
       -------------------------------------------------------------------------------------------------------
       Risk free interest rate (%)                                                                        4.8%
       Expected volatility (%)                                                                           31.3%
       Expected life (in years)                                                                              5
       Expected dividends                                                                                  Nil

       =======================================================================================================

       The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical rates trended into future years. Changes in assumptions can materially affect estimates of fair values.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

11.    FINANCIAL INSTRUMENTS:

       (a) Fair values of financial assets and liabilities:

           The fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and accrued interest payable approximate their carrying values due to the short-term nature of these instruments.

           The fair value of long-term debt, including the attached warrants, at September 30, 2002, was approximately $675.4 million (December 31, 2001 - $3,022.1 million), based on current trading values.

           The fair value of foreign currency options, cross currency swaps and forward contracts at September 30, 2002 was nil (December 31, 2001 - $138.8 million). All outstanding foreign currency financial instruments were terminated on September 24, 2002.

       (b) Foreign currency risk:

           The Company is exposed to foreign currency fluctuations on its U.S. dollar-denominated debt, cash and cash equivalents.

           On May 2002, the Company monetized certain swaptions, cross-currency swaps and forward contracts with notional value totaling U.S. $1,784.5 million for proceeds of $85.5 million. The termination of these hedges resulted in an increase in the Company's overall foreign currency exposure. The deferred gain of $47.1 million will be recognized in earnings over the remaining term of the underlying debt for which these derivatives were designated as cash flow hedges.

           On September 24, 2002 the Company unwound all remaining outstanding swaptions and cross-currency swaps, with a notional value of U.S. $994.6 million, and in accordance with the term of the contract, the Company received approximately Cdn $84.9 million in face value of its outstanding bonds in satisfaction of the counterparties obligations to the Company. The bonds are currently being held by the Company. The deferred gain of $76.4 million will be recognized in earnings over the remaining term of the underlying debt for which these derivatives were designated as cash flow hedges.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

       (c) Interest rate risk:


           The following table summarizes the Company's exposure to interest rate risk:

                                                            Fixed interest rate maturing within
           ---------------------------------------------------------------------------------------------------
                                               Floating                                    After  Non-interest
           September 30, 2002                      rate         1 year  1 - 5 years      5 years       bearing
           ---------------------------------------------------------------------------------------------------
           FINANCIAL ASSETS:

           Cash and cash equivalents        $   399,579    $         -   $        -  $         -   $         -
           Accounts receivable                        -              -            -            -       165,402

           FINANCIAL LIABILITIES:

           Current liabilities                  200,000      4,509,227            -            -       424,203
           Long-term debt                             -              -       17,550            -             -
           ===================================================================================================

                       Fixed interest rate maturing within
           ---------------------------------------------------------------------------------------------------
                                               Floating                                    After  Non-interest
           2001                                    rate         1 year  1 - 5 years      5 years       bearing
           ---------------------------------------------------------------------------------------------------
           FINANCIAL ASSETS:

           Cash and cash equivalents        $   537,294    $         -   $        -  $         -   $         -
           Accounts receivable                        -              -            -            -        70,640

           FINANCIAL LIABILITIES:

           Current liabilities                        -          1,930            -            -       406,108
           Long-term debt                       170,000              -    2,145,334    2,357,404             -

           ===================================================================================================

       (d) Credit risk:

           The Company's financial instruments that are exposed to credit risk are cash and cash equivalents, accounts receivable and financial instruments used for hedging purposes. Cash and cash equivalents, which consist of investments in highly liquid, highly secure money market instruments, are on deposit at major financial institutions. Credit risk with respect to accounts receivable is limited due to the large number of customers to which the Company provides services.

12.    SEGMENTED INFORMATION:

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

       The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on its products.

       Revenue by product is as follows:

                                                        Three months ended                Nine months ended
                                                           September 30,                     September 30,
                                                         2002         2001                 2002          2001
       --------------------------------------------------------------------------------------------------------
       Data                                         $  110,229   $   125,024         $    345,255   $   363,291
       Local                                            58,242        52,207              177,618       150,641
       Internet and E-Business solutions                47,509        46,421              146,700       124,162
       Other                                             7,620         3,846               21,442        16,515
       --------------------------------------------------------------------------------------------------------
                                                       223,600       227,498              691,015       654,609

       Long distance                                   136,261       159,723              437,533       495,643

       --------------------------------------------------------------------------------------------------------
                                                    $  359,861   $   387,221         $  1,128,548   $ 1,150,252
       ========================================================================================================

       During the three and nine months ended September 30, 2002, no customers of the Company individually represented more than 10% of the Company's revenues.

13.    RELATED PARTY TRANSACTIONS:

       Services are exchanged between the Company and its shareholders and certain of their subsidiaries. These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties. Transactions with related parties were as follows:

                                                       Three months ended                  Nine months ended
                                                         September 30,                        September 30,
                                                       2002            2001                 2002           2001
       --------------------------------------------------------------------------------------------------------
       Revenue                                  $     39,707     $   37,870           $  123,678    $   106,115
       Expenses                                 $     22,796     $   22,347           $   77,372    $    77,665

       ========================================================================================================

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

       Amounts due from and to the above related parties are as follows:

                                                                            September 30,         December 31,
                                                                                     2002                 2001
       -------------------------------------------------------------------------------------------------------
       Accounts receivable                                                       $  20,991           $  14,958
       Accounts payable                                                             20,438              22,297
       =======================================================================================================

14.    RECLASSIFICATION OF PRIOR PERIOD AMOUNTS

       Certain amounts presented in the prior periods have been reclassified to conform with the presentation adopted in the current period.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

15.    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
       STATES:

       The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States ("U.S. GAAP"), except as outlined below:

       (a) Consolidated statements of operations and consolidated statements of comprehensive loss:

           The application of U.S. GAAP would have the following effect on loss for the year, deficit and basic, and diluted loss per common share as reported:

                                                                       THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                           SEPTEMBER 30,                  SEPTEMBER 30,
              (in thousands of dollars), unaudited                     2002          2001             2002            2001
           -------------------------------------------------------------------------------------------------------------------
           Loss for the period, Canadian GAAP (restated note(2))    $  (256,839) $   (232,475)  $   (1,767,889)   $   (574,679)
           Stock-based compensation expense (note 15(a)(iii))               (12)            -             (284)           (231)
           Depreciation and amortization (note 15(a)(vi))                 5,515                          5,515
           Impairment of property, plant and equipment (note
             15(a)(vi))                                                       -             -         (161,000)              -
           Gain/(loss) on derivative instruments (note 15(a)(iv))          (684)       (6,618)          23,125         (13,382)
           -------------------------------------------------------------------------------------------------------------------
           Loss for the period, U.S. GAAP before accounting changes    (252,020)     (239,093)      (1,900,533)       (588,292)

           Cumulative effect of accounting change,
              adoption of SFAS 142 (note 15(a)(v))                            -             -       (1,530,767)              -

           Cumulative effect of accounting change,
             adoption of SFAS 133 (note 15(a)(iv))                            -             -                -           4,028
           -------------------------------------------------------------------------------------------------------------------
           Loss for the period, U.S. GAAP                              (252,020)     (239,093)      (3,431,300)       (584,264)

           Opening deficit , US GAAP                                                                (1,594,518)       (794,180)
                                                                                                ------------------------------
           Ending deficit , US GAAP                                                             $   (5,025,818)   $ (1,378,444)
                                                                                                ==============================
           Basic and diluted loss per common share under
              U.S. GAAP:
                Before accounting change                            $     (2.50) $      (2.41)  $       (18.90)   $      (6.00)
                Cumulative effect of accounting change              $         -  $          -   $       (15.22)   $       0.04
                                                                    ----------------------------------------------------------
                                                                    $     (2.50) $      (2.41)  $       (34.12)   $      (5.96)
                                                                    ----------------------------------------------------------
           Weighted average number of common shares outstanding
           (in thousands)                                               100,977        99,121          100,560          98,023
           -------------------------------------------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

         U.S. GAAP also requires disclosure of a Statement of Comprehensive Income (Loss). Comprehensive income (loss) generally encompasses all changes in shareholders' equity except those arising from transactions with shareholders:

                                                                    THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                       SEPTEMBER 30,               SEPTEMBER 30,
            (in thousands of dollars), unaudited                    2002          2001            2002           2001
         ----------------------------------------------------------------------------------------------------------------
         Loss for the period, U.S. GAAP                       $      (252,020) $   (239,093)  $ (3,431,300)  $   (584,264)

         Other comprehensive income, net of tax of nil:
                 Cumulative effect of accounting change on
                 adoption of SFAS 133 (note 15(a)(iv))                      -             -              -         21,990

                 Unrealized gain(loss) on derivative
                   instruments                                         46,843        17,584         96,909         57,407
         ----------------------------------------------------------------------------------------------------------------

         Comprehensive loss, U.S. GAAP                        $      (205,177) $   (221,509)  $ (3,334,391)  $   (504,867)
         ----------------------------------------------------------------------------------------------------------------

         (i) Earnings before interest, taxes, depreciation and amortization, provision for restructuring and write-down of long-lived assets, and earnings(loss) before interest, taxes, depreciation and amortization:

               U.S. GAAP requires that provision for restructuring and write-down of long-lived assets, depreciation and amortization be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of loss from operations before these items. Canadian GAAP permits the subtotals of the amounts of loss from operations before these items.

         (ii)  Statement of cash flows:

               Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by (used in) operations before changes in non-cash working capital items in the consolidated statement of cash flows. U.S. GAAP does not permit this subtotal to be included.

         (iii) Stock-based compensation expense:

               For U.S. GAAP purposes, the Company has chosen to account for stock-based compensations using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense for U.S. GAAP purposes has been recognized at the date of share purchases or option grants at the amount by which the quoted market price of the stock exceeds the amount an employee must pay to acquire the stock.

               The Company recorded stock compensation expense of $12 for the quarter (third quarter of 2001- nil) relating to acceleration of the vesting period of certain employee stock option awards that would have otherwise expired unexercisable pursuant to their original terms.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

               U.S. GAAP requires that pro forma net loss and loss per share information be reported annually as if the Company had adopted the fair value approach under SFAS No. 123. The assumptions and information are consistent with the fair value disclosure requirements under Canadian GAAP as shown in note 10.

         (iv)  Gain/(loss) on derivative instruments:

               For U.S. GAAP purposes, the Company follows SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138 ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Accumulated Other Comprehensive Income ("AOCI") and are recognized in the income statement when the hedged item affects earnings. The AOCI account forms a component of shareholders' equity. Changes in fair values of derivative instruments not designated as hedging instruments and ineffective portion of hedges, if any, are recognized in earnings in the current period.

               During the quarter ended March 31, 2001, the Company recognized a one-time transition gain of $26.0 million which represents the net effect of recognizing the market value of the Company's derivative portfolio of $84.5 million (consisting of assets of $98.2 million and liabilities of $13.7 million), the derecognition of the unamortized balance of swaption premiums of $17.6 million and the derecognition of deferred foreign exchange losses of $40.9 million as at December 31, 2000. The portion of the one-time transition gain that relates to derivatives designated and qualifying as cash flow hedges, totalling $22.0 million was recognized in the AOCI account and will be reclassified into earnings over the life of the underlying hedged items, of which the last expires in June 2008. The portion of the one-time transition gain related to derivatives not designated as hedges, totalling $4.0 million, was recognized in earnings as the cumulative effect of the accounting change on adoption of SFAS 133.

               For the quarter ended September 30, 2002, as a result of SFAS 133 relative to Canadian GAAP, the Company realized a loss of $0.7 million (loss of $6.6 million in 2001) due to the net effect of the amortization of the deferred gains being recognized into earnings from the AOCI account from the swap unwinds, offset by the reversal of the deferred gain amortization under Canadian GAAP.

               For the nine months ended September 30, 2002, as a result of SFAS 133 relative to Canadian GAAP, the Company realized a gain of $23.1 million (loss of $13.4 million in 2001) primarily due to the net effect of foreign exchange gains on debt not hedged under U.S. GAAP of $20.1 million, the

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

               recognition of gains that had been deferred to AOCI relating to the derivatives which were no longer designated as Cash Flow Hedges of $5.1 million, the favourable net change in time value of the swaptions of $4.7 million., offset by the unfavourable net change in the fair market value of derivatives not designated as hedging instruments of $5.5 million.

               Foreign currency risk:

               On May 2002, the Company unwound certain swaptions, cross-currency swaps and forward contracts with notional value totaling U.S. $1,784.5 million for proceeds of $85.5 million (note 11). The related AOCI balances of the derivatives unwound represented a deferred gain of $37.5 million. This gain is being recognized in earnings over the remaining term of the underlying debt for which these derivatives were designated as Cash Flow Hedges. The termination of these hedges resulted in an increase in the Company's overall foreign currency exposure.

               On September 24, 2002 the Company unwound all remaining outstanding swaptions and cross-currency swaps with a notional value of U.S. $994.6 million, and in accordance with their terms, the Company received approximately Cdn $84.9 million in face value of its outstanding bonds in satisfaction of the counterparties obligations to the Company. The bonds are currently being held by the Company. The related AOCI balances of the derivatives unwound represented a deferred gain of $76.4 million. The deferred gain of $76.4 million will be recognized in earnings over the remaining term of the underlying debt for which these derivatives were designated as cash flow hedges.

         (v)   Goodwill and other intangible assets:

               Effective January 1, 2002, the Company adopted SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible assets", which are substantially consistent with equivalent Canadian GAAP HB 1581 "Business Combinations" and HB 3062 "Goodwill and Other Intangible Assets", except that under U.S. GAAP, the transitional goodwill impairment charge of $1,530.8 million is recognized in earnings as a cumulative effect of a change in accounting policy.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

         (vi)  Impairment of property, plant and equipment:

               Effective January 1, 2002, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which was issued in October 2001. The statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-lived assets to Be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. It also provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. Statement 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). There was no effect on adoption of SFAS No. 144, effective January 1, 2002, on the Company's results of operations and financial position. In the three months ended June 30, 2002, a write-down of property, plant, and equipment was recorded (Note 15(a)) and resulted in a difference as described below:

               SFAS No. 144 requires the measurement of an impairment charge to be based on the excess of the carrying value over the fair value of the assets, while Canadian GAAP measures the impairment as the excess of the carrying value over the net recoverable amount of the assets. The difference in the basis of measurement resulted in an additional impairment charge of $161 million under U.S. GAAP recorded in the second quarter of 2002. During the third quarter of 2002, depreciation expense is $5.5 million less under U.S. GAAP as a result of the difference in measuring the impairment charge.

     (b) Other disclosures:

         (i) Accounts receivable are net of an allowance for doubtful accounts of $20.6 million (December 31, 2001 - $24.3 million) at September 30, 2002.

         (ii)  Recent accounting pronouncements:

               (i) Accounting for costs associated with exit or disposal activities:

                       In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                       exit or disposal activities initiated after December 31, 2002. The Company is currently assessing the impact of SFAS No. 146 on its financial position and results of operations.

               (ii)    Accounting for asset retirement obligations:

                       In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not believe that the adoption of SFAS No. 143 will have a material effect on its results of operations and financial position.

               (iii) Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002:

                       In April 2002, the FASB issued Statement No. 145, "Recission of FASB Statements No. 4,44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The Statement addresses, among other things, the income statement treatment of gains and losses related to debt extinguishments, requiring such expenses to no longer be treated as extraordinary items, unless the items meet the definition of extraordinary per APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item, is required to be reclassified. The Company is required to adopt this Statement no later than its fiscal year beginning January 1, 2003. The Company is currently evaluating the impact of adoption on the consolidated condensed financial statements.

16.  OTHER COMMITMENTS AND CONTINGENCIES:

     (a) Litigation:

         During the first quarter of 2002, a group of more than 20 investors claiming to hold more than U.S. $1 billion of the Company's Senior Notes announced that they had organized as a committee to express their concerns about the Company's business operations and financial prospects.

         On May 9, 2002, a group of institutional investors holding approximately $458 million of AT&T Canada's public notes announced that it had filed an oppression application in the Ontario Superior Court of Justice asserting that the conduct of AT&T Canada and its directors has been oppressive and unfairly prejudicial to, and has unfairly disregarded the interests of AT&T Canada's noteholders. The investors also stated that the application was supported by other AT&T Canada noteholders holding an additional $250 million of AT&T Canada's notes. Among other things, the

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
          FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

         application sought the following relief: replacement of all current directors of AT&T Canada or orders regulating the conduct of current directors; an order restraining AT&T Canada from collapsing any "in the money" foreign currency hedging positions; and an order requiring AT&T Canada and its directors to preserve assets and liquidity pending a restructuring.

         On June 10, 2002, the Company announced its intention to enter into discussions with debtholders to restructure its public debt. Subsequently, on July 29, 2002, the Company also announced that its Board of Directors had formally recognized an "ad hoc" committee representing debtholders of over 60% of the Company's outstanding public debt. On October 2, 2002, the debtholder plaintiffs withdrew their oppression application against the Company and its directors in recognition of the progress that had been achieved in the restructuring discussions between the debtholders and the Company.

         On October 2, 2002 one of the Company's bondholders, Costa Brava Limited Partnership III LP commenced an application attempting to prevent the completion of the Brascan CIBC Arrangement. The application was dismissed on October 4, 2002.

     (b) Contractual commitments:

         Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals, minimum purchase commitments under supply contracts and customer contracts, and professional fee retainers, the Company is committed to make the following payments for the years ending December 31, as follows:

         2002                                                       $    179,384
         2003                                                            152,619
         2004                                                            103,056
         2005                                                             87,320
         2006                                                             53,181
         Thereafter                                                      340,612
         -----------------------------------------------------------------------
                                                                    $    916,172
         =======================================================================

     (c) As at September 30, 2002, the Company has cash held in trust of $13.5 million which represents further protection for the directors and officers of AT&T Canada with respect to their potential personal liability for certain statutory liabilities. This amount is included in other current assets.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

FORWARD-LOOKING STATEMENTS

THIS DISCUSSION AND ANALYSIS EXPLAINS AT&T CANADA INC.'S (THE "COMPANY" OR "AT&T CANADA") FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001, AND IS INTENDED TO HELP SHAREHOLDERS AND OTHER READERS UNDERSTAND THE DYNAMICS OF THE COMPANY'S BUSINESS AND THE KEY FACTORS UNDERLYING ITS FINANCIAL RESULTS. CERTAIN STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") AND CONSOLIDATED CONDENSED FINANCIAL STATEMENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE
FOLLOWING: THE RISKS ASSOCIATED WITH THE PROCEEDINGS UNDER THE COMPANIES' CREDITORS AGREEMENT ACT ("CCAA"), INCLUDING THE COMPANY'S ABILITY TO OPERATE AS A GOING CONCERN, THE RISKS ASSOCIATED WITH NEGOTIATING, APPROVING AND IMPLEMENTING A RESTRUCTURING PLAN AND NEW COMMERCIAL ARRANGEMENTS WITH AT&T CORP., TRANSITIONING TO A NEW BRAND, LIQUIDITY, THE REGULATORY ENVIRONMENT, COMPETITION, AND TECHNOLOGICAL CHANGES.

OVERVIEW

The Canadian telecommunications industry continues to experience significant changes, challenges and opportunities. The competitive environment is being impacted by the lower than expected price cap relief, intense price competition, a downturn in the economy and limited access to capital markets, which have challenged the financial viability and, in some cases, have led to the failure of numerous competitive telecommunications providers.

On October 9, 2002, the Senior Credit Facility agreement was terminated and the Company repaid the $200 million of outstanding indebtedness with part of the proceeds generated from the exercise of employee stock options on October 8.

On October 15, 2002, the Company announced it had reached an agreement in principle with the informal steering committee of AT&T Canada's public bondholders on a proposed restructuring plan. The agreement in principle, which is non-binding, is a continuation of a three-point strategic plan for establishing AT&T Canada as a strong and growing competitor. The first strategic component, which was initiated in May 2002, was a series of cost saving and productivity enhancing measures. The second strategic component, achieving a strong capital structure, was furthered by the aforementioned agreement in principle and the repayment of the Company's bank debt. The Company will continue to pursue the second component through implementation of the proposed capital restructuring program outlined below. The third strategic component, being achievement of a competitively neutral regulatory framework that permits Canadian telecom customers to reap the benefits of true competition, is being pursued through a number of measures, including the Company's appeal of the CRTC's Price Cap decision.

The proposed capital restructuring plan includes the following key elements:

- In exchange for AT&T Canada's $4.5 billion of outstanding long term debt and the claims of other affected creditors, AT&T Canada's bondholders and other affected creditors will receive, on a pro rata basis, an estimated aggregate minimum payment of $200 million in cash and 100% of the equity of a new holding company for AT&T Canada;

- On October 15, 2002, the Company filed for protection from creditors under the Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice. The Court Order issued as a result of these proceedings will, among other things, enable AT&T Canada to remain fully operational during the time the Court Order remains in effect and continue to conduct business as usual with respect to its customers, ongoing suppliers and employees. In addition, the Company also sought and obtained an injunction under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States;

- Completion of the restructuring plan requires entering into definitive agreements and receipt of material approvals, including noteholders, regulatory and Court approval;

- The Company expects to receive all necessary approvals on the plan no later than the first quarter of 2003.

Given the strong historical relationship between AT&T Canada and AT&T Corp., the companies are negotiating new commercial agreements, under which AT&T Canada would become a fully independent, full service telecom provider for business customers operating under a new brand identity. Under the new agreements, AT&T Canada would have multi-carrier global connectivity and an ongoing commercial relationship with AT&T Corp. AT&T Canada anticipates that these agreements would preserve the cross-border and global connectivity provided by access to the AT&T Corp. global network as well as ongoing product relationships. AT&T Canada expects to execute a brand transition within 18 months. Currently, it is not expected that AT&T Corp. will maintain an equity interest in the company following the completion of AT&T Canada's capital restructuring. These discussions reflect AT&T Corp.'s desire to optimize flexibility in serving its multinational customers around the globe. AT&T Canada expects to continue working with AT&T Corp. to the benefit of each company and its respective customers in Canada and around the world through a series of new agreements.

There can be no assurance that the Company will be successful in negotiating definitive agreements, or implementing the restructuring plan contemplated by the agreement in principle or any other restructuring plan or in concluding new commercial agreements with AT&T Corp.

The Company elected not to make bond interest payments totaling approximately US$47.8 million, due on September 15, 2002, and approximately $5.4 million, due on September 23, 2002, related to its 7.65% Senior Notes and 7.15% Senior Notes, respectively, within 30 days from the scheduled interest payment date of the 7.65% Senior Notes. On October 15, the Company was in default under the 7.65% series of bonds and due to cross default provisions in all other series of bonds, the Company has defaulted on all of its outstanding long-term debt. As a result, all of the outstanding long-term debt has either been accelerated or could be accelerated under the terms of the indentures governing these bonds and thus declared due and payable. The Company filed for protection from its creditors under CCAA in the Ontario Superior Court of Justice on October 15, 2002 and sought and obtained an injunction under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States. As at September 30, 2002, the debt has been classified as current in accordance with guidelines issued by the CICA's Emerging Issues Committee ("EIC") EIC-59 "Long-term debt with covenant violations".

The ongoing operations of AT&T Canada are currently governed by the terms of the Amended and Restated Initial Order of the Ontario Superior Court of Justice (the "Court") dated October 15, 2002 made pursuant to the COMPANIES' CREDITORS ARRANGEMENT ACT (the "Initial CCAA Order"). The Initial CCAA Order provides that AT&T Canada is entitled to pay reasonable business expenses and to operate its business in the ordinary course. The payment of capital expenditures is limited to those capital expenses reasonably necessary for the operation of AT&T Canada's business and the protection of its property, notwithstanding the terms of any contract to the contrary. The Initial CCAA Order also provides that AT&T Canada shall not borrow any money or grant any mortgage, charge or other security interest over any of its property to fund capital expenditures. Throughout the proceedings, AT&T Canada's capital expenditures will also be measured against cash flow forecasts provided to the Court in connection with the Initial CCAA Order. AT&T Canada and interested stakeholders have the right to seek orders from the Court concerning the operations of AT&T Canada during the proceedings.

There is doubt surrounding the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements because of the circumstances relating to the Company's outstanding long-term debt, which is in default and the Company's filing under CCAA.

The Company actively participated in several regulatory proceedings conducted by the Canadian Radio-television and Telecommunications Commission ("CRTC") during 2001 and 2002. The most significant was the "Price Cap" proceeding, initiated to review the framework for local competition. In that proceeding, the Company argued that the existing framework favours the incumbent telephone companies over competitive telecommunications providers and consumers. The Company proposed changes to the framework that would help create balance and competitive neutrality in the marketplace. Fundamental to the Company's proposal was the proposition that competitive telecommunications providers should have competitively neutral access to all network facilities and services purchased from the incumbents. The Company continues to believe that competitively neutral access to network facilities and services together with other suggested improvements related to pricing flexibility and quality of service, would ensure that customers continue to benefit from competition by allowing competitors to compete fairly with the incumbent providers. Unfortunately, the CRTC refused to accept the proposals put forth by competitors to open up access to the incumbent networks and instead granted only limited cost savings that, in the case of AT&T Canada, will only reduce network access costs by between eight and ten percent. AT&T Canada has appealed the decision of the CRTC to the federal Cabinet, with a decision expected in the first half of 2003.

RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001

KEY FINANCIAL DATA:

                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                       2002            2001             2002           2001
     ---------------------------------------------------------------------------------------------------------
                                                    (Unaudited)     (Unaudited)     (Unaudited)    (Unaudited)
     REVENUE
             Data                                   $   110,229     $   125,024     $   345,255    $   363,291
             Local                                       58,242          52,207         177,618        150,641
             Internet and E-Business solutions           47,509          46,421         146,700        124,162
             Other                                        7,620           3,846          21,442         16,515
                                                    ----------------------------------------------------------
                                                        223,600         227,498         691,015        654,609
             Long Distance                              136,261         159,723         437,533        495,643
                                                    ----------------------------------------------------------
     TOTAL REVENUE                                  $   359,861     $   387,221     $ 1,128,548    $ 1,150,252
                                                    ==========================================================

     SERVICE COSTS                                  $   223,003     $   253,157     $   729,228    $   745,810

     GROSS MARGIN                                   $   136,858     $   134,064     $   399,320    $   404,442
     GROSS MARGIN %                                        38.0%           34.6%           35.4%          35.2%

     SELLING, GENERAL AND ADMINISTRATIVE COSTS
     ("SG&A")                                       $    82,578     $   103,764     $   256,532        317,035

     EBITDA(1) BEFORE PROVISION FOR RESTRUCTURING
     AND WRITEDOWN OF LONG-LIVED ASSETS             $    54,280     $    30,300     $   142,788    $    87,407

     PROVISION FOR RESTRUCTURING AND WRITEDOWN OF
     LONG-LIVED ASSETS                              $         -     $    21,901     $ 1,273,754    $    21,901

     EBITDA(1)                                      $    54,280     $     8,399     $(1,130,966)   $    65,506

     INCOME (LOSS) FROM OPERATIONS                  $     7,605     $  (110,780)    $(1,359,741)   $  (274,722)

     NET LOSS                                       $  (256,839)    $  (232,475)    $(1,767,889)   $  (574,679)
     =========================================================================================================

(1) EBITDA is a financial measure of operational profitablility commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian or U.S. GAAP. The Consolidated Condensed Statement of Operations provides a reconciliation of EBITDA to net loss.

REVENUE

The Company's proportion of revenue from data, local and Internet and E-Business solutions and other services grew to 62% and 61% of total revenue in the third quarter of 2002 and the first nine months of 2002, respectively, from 59% and 57% in the third quarter of 2001 and the first nine months of 2001, respectively. The Company's proportion of revenue from long distance services declined to 38% and 39% in the third quarter of 2002 and the first nine months of 2002, respectively, from 41% and 43% in the comparable period in the prior year.

Data revenue decreased by $14,795 or 11.8% to $110,229 in the third quarter of 2002 from $125,024 in the third quarter of 2001, and decreased by $18,036 or 5.0% to $345,255 in the first nine months of 2002 from $363,291 in the first nine months of 2001. This decrease was in high speed data (MACH) and Data VPN Frame Relay (the Company's virtual private network product) mainly due to lower rates and higher customer churn

Local voice revenue increased by $6,035 or 11.6% to $58,242 in the third quarter of 2002 from $52,207 in the third quarter of 2001, and increased by $26,977 or 17.9% to $177,618 in the first nine months of 2002 from $150,641 in the first nine months of 2001. The increase was due primarily to the acquisition of customers from two insolvent Canadian local carriers acquired in July and October 2001. Local lines in service as at September 30, 2002 grew to 546,592 from 510,091 as at September 30, 2001.

Internet and E-Business solutions revenue increased by $1,088 or 2.3% to $47,509 in the third quarter of 2002 from $46,421 in the third quarter of 2001. Internet and E-Business solutions revenue increased by $22,538 or 18.2% to $146,700 in the first nine months of 2002 from $124,162 in the first nine months of 2001. This increase was due primarily to the Company's strategic acquisition of MONTAGE eIntegration Inc. in June 2001. Internet and E-Business solutions revenue increased to 13.2% and 13.0% of total revenue in the third quarter of 2002 and the first nine months of 2002 from 12.0% and 10.8% in the third quarter of 2001 and the first nine months of 2001.

Other revenue increased by $3,774 or 98.1% to $7,620 in the third quarter of 2002, from $3,846 in the third quarter of 2001. Other revenue increased by $4,927 or 29.8% to $21,442 in the first nine months of 2002, from $16,515 in the first nine months of 2001. Other revenue is comprised of equipment sales and call centre revenue.

Long distance ("LD") revenue decreased by $23,462 or 14.7% to $136,261 in the third quarter of 2002 from $159,723 in the third quarter of 2001. LD revenue decreased by $58,110 or 11.7% to $437,533 in the first nine months of 2002 from $495,643 in the first nine months of 2001. The decrease was due to lower prices per minute and lower volume. LD prices decreased by 10.2% and 9.1% in the third quarter of 2002 and the first nine months of 2002 over the same periods in the previous year, while LD minutes dropped by 5.2% and 3.0%, respectively.

SERVICE COSTS AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Company's principal operating expenses consist of service costs; selling, general and administrative costs ("SG & A"); and depreciation and amortization. Service costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance agreements, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

Service costs decreased by $30,154 or 11.9% to $223,003 in the third quarter of 2002, from $253,157 in the third quarter of 2001. This decrease was due to lower international transit volumes, cost reductions as the contribution rate reduced from 4.5% to 1.4% on an interim basis effective January 1, 2002 and lower international LD rates, offset, in part, by higher local volume.

Service costs decreased by $16,582 or 2.2% to $729,228 in the first nine months of 2002, from $745,810 in the first nine months of 2001. This decrease was due to cost reductions as the contribution rate reduced from 4.5% to 1.4% on an interim basis, effective January 1, 2002, lower international LD rates, offset, in part, by higher local volume and strategic acquisitions in 2001.

Gross margin increased by $2,794 or 2.1% to $136,858 in the third quarter of 2002, from $134,064 in the third quarter of 2001 and decreased by $5,122 or 1.3% to $399,320 in the first nine months of 2002, from $404,442 in the first nine months of 2001. These changes were mainly due to the impact of the above mentioned changes in revenue and service costs.

SG&A expenses decreased by $21,186 or 20.4% to $82,578 in the third quarter of 2002, from $103,764 in the third quarter of 2001. SG&A expenses decreased by $60,503 or 19.1% to $256,532 in the first nine months of 2002, from $317,035 in the first nine months of 2001. These decreases were primarily due to a decreased level of uncollectible accounts; lower salaries, wages and discretionary costs from the Company initiated workforce reductions; and lower sales and distributor commissions; offset by higher professional fees related to the bondholder proceedings and debt restructuring. Included in SG&A expenses were incremental professional fees aggregating $13.3 million in the first nine months of 2002.

EBITDA(1) BEFORE PROVISION FOR RESTRUCTURING AND WRITE-DOWN OF LONG-LIVED ASSETS

EBITDA before provision for restructuring and write-down of long-lived assets increased to $54,280 in the third quarter of 2002 from $30,300 in the third quarter of 2001, and increased to $142,788 in the first nine months of 2002 from $87,407 in the first nine months of 2001. On a percentage of revenue basis, EBITDA before provision for restructuring and write-down of long-lived assets grew to 15.1% in the third quarter of 2002 from 7.8% in the third quarter of 2001, and grew to 12.7% in the first nine months of 2002 from 7.6% in the third quarter of 2001.

PROVISION FOR RESTRUCTURING AND WRITE-DOWN OF LONG-LIVED ASSETS

During the second quarter of 2002, the Company recorded a provision of $70.5 million comprised of $39.7 million for employee severance and $30.8 million related to facilities consolidation. Employee severance costs are the result of a reduction in workforce, announced on May 2, 2002, of approximately 1,000 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including network services, customer service, marketing, sales and administration. As at September 30, 2002, 738 workforce reductions had been completed and $22.4 million of the employee severance costs had been paid. The remaining liability balance of $17.3 million at September 30, 2002 substantially represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements.

The provision for facilities consolidation represents management's best estimate of the deficiency of expected sublease recoveries over costs associated with certain leased premises being exited as a result of the restructuring plan. These facility leases will expire between 2002 and 2010. The provision will be paid over the remaining term of the leases. During the third quarter of 2002, the provision was drawn down by cash payments of $1.6 million. Included in long-term liabilities is $16.7 million of this provision.

In the second quarter of 2002, the Company performed an assessment for impairment of the carrying values of its long-lived assets, including goodwill. The assessment was performed due to regulatory decisions in the first half

(1) EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian or U.S. GAAP. The Consolidated Statement of Operations provides a reconciliation of EBITDA to net loss.

of 2002, affecting the Company's business plan, deterioration of the economic environment and the substantial decline of market value of companies in the telecommunications services sector. Based on this assessment, the Company recorded a charge of $1,095 million and $108.2 million for write-downs of its property, plant and equipment and goodwill, respectively. The $108.2 million of goodwill relates to the Company's E-Business solutions group. (See notes 4,5 and 9 to the consolidated condensed financial statements)

On July 29, 2002, the Company announced a further workforce reduction of approximately 270 personnel. These measures are the result of amending the May 2nd strategic initiative to reflect the Company's evaluation of the impact of the Price Cap Decision. In the fourth quarter of 2002, the Company will record a provision for these costs once the positions have been identified and communicated.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense decreased to $46,675 and $228,775 for the third quarter and the first nine months of 2002, compared to $119,179 and $340,228 for the third quarter and the first nine months of 2001. The decrease was primarily due to the write-down of property, plant and equipment in the second quarter and the adoption of the new accounting standard, HB 3062, which no longer requires amortization of goodwill and indefinite lived intangible assets, partially offset by increased depreciation from capital asset additions.

INCOME (LOSS) FROM OPERATIONS

The Company's income from operations of $7,605 in the third quarter of 2002 improved as compared to a loss $110,780 in the third quarter of 2001. The improvement of $118,385 is primarily due to the elimination of goodwill amortization in 2002, lower depreciation due to the write-down of property, plant and equipment in the second quarter of 2002 and improvements in EBITDA.

The Company's loss from operations increased by $1,359,741 for the first nine months of 2002 primarily due to the write-down of long-lived assets and the provision for restructuring, offset by the elimination of goodwill amortization in 2002, lower depreciation due to the write-down of property, plant and equipment in the second quarter of 2002 and improvements in EBITDA.

INTEREST INCOME AND EXPENSE

Interest income decreased to $2,420 and $6,883 in the third quarter and the first nine months of 2002 from $6,817 and $15,422 in the third quarter and the first nine months of 2001. The decrease was due to lower average cash and short-term deposits during the third quarter and the first nine months of 2002 compared with the same periods in the prior year.

Interest expense increased to $109,537 in the third quarter of 2002 from $103,762 in the third quarter of 2001. The interest expense amount in the third quarter of 2002 was comprised of the following: $26,113 represented cash interest, $41,102 represented accretion on the senior discount notes, $2,928 represented amortization of debt issue costs, $1,789 represented other interest costs and the remaining $41,219 represented accrued interest, offset by $3,614 of foreign exchange gains. The increase was due to higher average long term debt in the quarter.

Interest expense increased to $321,627 in the first nine months of 2002 from $295,124 in the first nine months of 2001. The interest expense amount in the first nine months of 2002 was comprised of the following: $157,931 represented cash interest, $120,420 represented accretion on the senior discount notes, $8,018 represented amortization of debt issue costs, $2,306 represented other interest costs and the remaining $32,951 represented accrued interest in the first nine months of 2002. The increase was due to higher average long term debt in the first nine months of 2002.

In connection with the proposed restructuring plan, the Company elected not to make bond interest payments totaling approximately US$47.8 million, due on September 15, 2002 and approximately CDN$5.4 million due on September 23, 2002 related to its 7.65% Senior Notes and 7.15% Senior Notes, respectively.

FOREIGN EXCHANGE GAIN (LOSS)

Effective January 1, 2002, AT&T Canada adopted the new accounting standard HB 1650 that requires certain unrealized foreign currency translation gains and losses be included in current earnings. In the third quarter and the first nine months of 2002, the Company recorded foreign currency translation losses of $155,399 and $74,555, respectively. These losses were mainly the result of the depreciation in the Canadian dollar relative to the U.S. dollar during the period, and an increase in the amount of unhedged U.S. dollar denominated debt due to the termination during the period of all remaining foreign currency financial instruments. The foreign exchange loss in the third quarter and first nine months of 2001 was $22,457 and $3,056, respectively. As at September 30, 2002, the Company no longer held financial instruments to hedge its U.S. dollar-denominated debt and is therefore fully exposed to foreign currency fluctuations.

WRITE-DOWN OF LONG-TERM INVESTMENTS AND OTHER ASSETS

During the second quarter of 2002, the Company determined there was an other than temporary decline in the value of its long-term investments and other assets and recorded a write-down of $11.9 million.

OTHER INCOME (EXPENSES)

Other expenses were $198 and $2,045 for the third quarter of 2002 and the first nine months of 2002 compared to other expenses of $339 and $11,236 for the third quarter and the first nine months of 2001.

NET LOSS

The Company's net loss increased by $24,364 to $256,839 for the third quarter of 2002 primarily due to higher interest expense and increased foreign exchange losses, compared with the third quarter of 2001.

The Company's net loss increased by $1,193,210 to $1,767,889 for the first nine months of 2002 primarily due to increased loss from operations, the write-down of long-term investments and other assets, and higher interest expense and increased foreign exchange losses, compared with the first nine months of 2001.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATING ACTIVITIES

During the third quarter of 2002, net cash used in operating activities was $23,144, mainly due to the draw down of the provision for restructuring offset by cash generated by changes in non-cash working capital of $10,350. During the third quarter of 2001, net cash generated by operating activities was $19,627, including cash generated by changes in non-cash working capital of $71,290, mainly due to proceeds from the sale of accounts receivable in a securitization program.

During the first nine months of 2002, net cash used in operating activities was $200,000, including cash used in changes in non-cash working capital of ($116,219), mainly due to the repurchase of the accounts receivable sold in a securitization program in the amount of $100 million. During the first nine months of 2001, net cash used in operating activities was $33,500, including cash generated by changes in non-cash working capital of $71,590, mainly due to proceeds from the sale of accounts receivable in a securitization program.

CAPITAL EXPENDITURES

Cash expenditures on property, plant and equipment during the third quarter and the first nine months of 2002 totaled $10,844 and $84,499 compared to $68,949 and $283,932 for the third quarter and the first nine months of 2001, respectively. The lower spending level in 2002 was the result of the substantial completion of the Company's local and long haul network during 2001.

LIQUIDITY

Since the end of the second quarter of 2002, a number of events have taken place that have a material impact on AT&T Canada's liquidity and ability to attract new capital to the Company.

On October 8, AT&T Corp. together with Brascan Financial Corporation and CIBC Capital Partners completed the purchase of all the outstanding shares of AT&T Canada that AT&T Corp. did not already own for cash of $51.21 per share, pursuant to the terms of the deposit receipt agreement entered in June, 1999 between MetroNet Communications Corp. (now AT&T Canada Inc.), AT&T Corp., and CIBC Mellon Trust Company ("Deposit Receipt Agreement"). Upon completion of this transaction, AT&T Canada applied for and received a de-listing of its deposit receipts from trading on The Toronto Stock Exchange and NASDAQ. Contemporaneous with the closing of this transaction, AT&T Canada employees exercised all of their in the money stock options, which together with other stock option exercises that occurred during the third quarter generated cash proceeds to the Company of approximately $240 million. On October 9, AT&T Canada used $200 million of these monies to repay in full all amounts drawn under its bank credit facility.

On October 15, 2002, the Company announced it had reached an agreement in principle with the informal steering committee of AT&T Canada's public bondholders on a proposed capital restructuring plan. The agreement in principle, which is non-binding, contemplates that in exchange for AT&T Canada's $4.5 billion of outstanding public debt and claims of other affected creditors, the Company's bondholders and other affected creditors will receive, on a pro rata basis, an estimated aggregate minimum payment of $200 million of cash and 100% of the equity of a new holding company for AT&T Canada. Under the plan, AT&T Canada will retain $100 million of its cash on hand, with the balance of no less than $200 million to be distributed to bondholders.

Also on October 15, 2002 the Company defaulted under the indentures governing its 7.65% Senior Notes as it failed to pay US$47.8 million of interest within 30 days of the September 15 payment date. With cross default provisions applicable to its other series of bonds, all of the Company's outstanding bond indebtedness of approximately $4.5 billion is in default. On October 15, the Company applied for and received protection under the CCAA. While under CCAA protection, the Company expects to conduct business as usual as it serves customers and pays its employees and ongoing suppliers without interruption. With over $400 million of cash on hand, AT&T Canada believes that it has sufficient liquidity to sustain its operating and capital investment requirements while it completes the capital restructuring. While operating under CCAA, the Company will continue with its moratorium on the payment of interest on its bond indebtedness.

Upon completion of the proposed capital restructuring plan and emerging from protection under CCAA in the first quarter of 2003, AT&T Canada expects that it will have $100 million of cash on hand, a debt free balance sheet and the ability to generate positive free cash flow in 2003. To provide liquidity to its new shareholders and to have the ability to access the equity markets, AT&T Canada intends to list its' shares on certain public exchanges in Canada and/or the United States.

There can be no assurance that the Company will be successful in negotiating definitive agreements contemplated by to the agreement in principle or in securing approvals for and implementing the proposed capital restructuring plan or any other restructuring plan.

RISKS & UNCERTAINTIES

(a)  CAPITAL RESTRUCTURING PLAN

There can be no assurance that the Company will be successful in negotiating, securing approval for, and implementing the restructuring plan contemplated by the agreement in principle, described in the "Overview", or that it will successfully emerge from CCAA protection.

If the plan is not confirmed, the Company or any other party in interest in the restructuring, could attempt to formulate and propose a different plan or any such party could pursue enforcement of the Company's outstanding obligations.

(b)  AT&T BRAND AND TECHNOLOGY

Given the strong historical relationship between AT&T Canada and AT&T Corp., the companies are negotiating new commercial agreements, under which AT&T Canada would become a fully independent, full service telecom provider for business customers operating under a new brand identity. Under the new agreements, AT&T Canada would have multi-carrier global connectivity and an ongoing commercial relationship with AT&T Corp. AT&T Canada anticipates that these agreements would preserve the cross-border and global connectivity provided by access to the AT&T Corp. global network as well as ongoing product relationships. AT&T Canada expects to execute a brand transition within 18 months. Currently, it is not expected that AT&T Corp. will maintain an equity interest in the company following the completion of AT&T Canada's capital restructuring. These discussions reflect AT&T Corp.'s desire to optimize flexibility in serving its multinational customers around the globe. There can be no assurance that the Company will be successful in concluding new commercial agreements with AT&T Corp.

(c)  AVAILABILITY OF CAPITAL RESOURCES

The Company has significant risk associated with the high level of debt on its balance sheet and its default under such debt. The Company believes that the most appropriate way to deal with this risk is by way of the proposed capital restructuring plan described above, which would eliminate all of its existing debt.

However, even if the proposed capital restructuring plan is implemented, if AT&T Canada's plans change, or its projections prove inaccurate and the funds available as cash, cash equivalents and short-term investments prove insufficient to fully fund its business plan, then the Company may be required to seek additional financing sooner that it currently expects.

The Company can give no assurance that additional financing will be available to it or, if available, that it will be obtained on a timely basis and on acceptable terms.

(d)  CHANGES IN OWNERSHIP

On June 25, 2002, AT&T Corp. initiated the process for the purchase of all of the outstanding publicly held shares of the Company that it did not own, in accordance with the terms of the deposit receipt agreement dated June 1, 1999. On July 18, 2002, AT&T Corp. announced that it had arranged for 1519888 Ontario Limited, a wholly owned subsidiary of Tricap Investments Corp., itself a wholly owned subsidiary of Brascan Financial Corp., to purchase approximately a 63% equity interest and a 50% voting interest in AT&T Canada, and for 1520034 Ontario Limited, a wholly owned subsidiary of CIBC Capital Partners ("CIBC") to acquire approximately a 6% equity interest and approximately a 27% voting interest in the shares of AT&T Canada (the "Brascan CIBC Arrangement"). AT&T

Corp. also announced that it would retain the balance of its ownership of AT&T Canada, which represents approximately a 31% equity interest and a 23% voting interest, and that it will have a call right on CIBC's voting shares. On October 8, 2002, AT&T Canada reported that AT&T Corp., together with Brascan Financial Corporation and CIBC Capital Partners, completed the previously announced purchase of all of the outstanding shares of AT&T Canada that AT&T Corp. did not previously own for CDN $51.21 per share, in cash, pursuant to the terms of the Deposit Receipt Agreement. The Company's deposit receipts have now been de-listed by The Toronto Stock Exchange and NASDAQ and are no longer publicly traded.

The Company believes that the Brascan CIBC Arrangement does not constitute a change of control under the Senior Credit Facility. However under some of the indentures governing the Company's long-term debt, the Company believes that the Brascan CIBC Arrangement could constitute a change of control as defined under some of the indentures governing the Company's long term debt, but that is not clear. In light of this uncertainty, its current financial circumstances and its CCAA filing, the Company does not intend to make a change of control offer to the holders of such debt.

(e)  LITIGATION

During the first quarter of 2002, a group of more than 20 investors claiming to hold more than U.S. $1 billion of the Company's Senior Notes announced that they had organized as a committee to express their concerns about the Company's business operations and financial prospects.

On May 9, 2002, a group of institutional investors holding approximately $458 million of AT&T Canada's public notes announced that it had filed an oppression application in the Ontario Superior Court of Justice asserting that the conduct of AT&T Canada and its directors has been oppressive and unfairly prejudicial to, and has unfairly disregarded the interests of AT&T Canada's noteholders. The investors also stated that the application was supported by other AT&T Canada noteholders holding an additional $250 million of AT&T Canada's notes. Among other things, the application sought the following relief: replacement of all current directors of AT&T Canada or orders regulating the conduct of current directors; an order restraining AT&T Canada from collapsing any "in the money" foreign currency hedging positions; and an order requiring AT&T Canada and its directors to preserve assets and liquidity pending a restructuring.

On June 10, 2002, the Company announced its intention to enter into discussions with debtholders to restructure its public debt. Subsequently, on July 29, 2002, the Company also announced that its Board of Directors had formally recognized an "ad hoc" committee representing debtholders of over 60% of the Company's outstanding public debt. On October 2, 2002, the debtholder plaintiffs withdrew their oppression application against the Company and its directors in recognition of the progress that had been achieved in the restructuring discussions between the debtholders and the Company.

On October 2, 2002 one of the Company's bondholders, Costa Brava Limited Partnership III LP commenced an application attempting to prevent the completion of the Brascan CIBC Arrangement. The application was dismissed on October 4, 2002.

(f)  REGULATORY ENVIRONMENT

In its recent proposals to the CRTC during the Price Cap proceeding, and in its appeal of the CRTC's decision in that proceeding the Company has stated its position that the existing regulatory framework is out of balance and favours the incumbent providers at the expense of competitive providers. A decision by the federal Cabinet with respect to AT&T Canada's appeal of the price cap decision is required before the end of May, 2003. Should the government and the CRTC fail to recognize and remedy the existing imbalance, the sustainability of competition and the benefits of competition could be threatened. There is no assurance that Cabinet will accept the Company's proposals. The Company believes that left unchanged, the existing price cap decision will grant cost relief in the range of eight to ten percent of current network access costs. The Company cannot predict the impact of any Cabinet decision altering the price cap decision, nor that of the followup proceedings to the price cap decision that the CRTC is currently conducting or planning to initiate.

(g)  COMPETITION

The Company expects to continue to face intense competition in all of its markets for its existing and planned services from, among others, the incumbent local exchange carriers and competitive entrants.

(h)  TECHNOLOGY CHANGES

The telecommunications industry is subject to rapid changes in technology and customer demands with respect to provision of innovative products and services at competitive prices. The Company's success will be impacted by its ability to anticipate, invest in and implement new technologies at the levels of service and prices that customers demand. Although the Company has invested in state of the art technology, there can be no assurance that the Company's technologies will satisfy future requirements of customers and that the Company will not have to make additional capital investments to upgrade or replace its existing technology.

(i)  FOREIGN EXCHANGE

The Company has significant U.S. dollar debt service requirements to 2008 which, as at September 30, 2002, the Company no longer hedges. The Company's U.S. dollar debt service requirements are exposed to foreign currency fluctuations between the value of the Canadian and U.S. dollar. The Company may face increased debt service costs if the Canadian dollar weakens significantly against the U.S. dollar versus current levels. For a one cent change in the value of the Canadian dollar, there will be approximately a $28 million currency gain (loss) as applicable.

SIGNIFICANT ACCOUNTING ESTIMATES

On an on-going basis, the Company evaluates its estimates, including those related to useful lives of property, plant and equipment and the related estimates of future cash flows to evaluate the recoverability of property, plant and equipment and goodwill, customer receivables, allowance for doubtful accounts, taxes, provisions for restructuring, pensions and other post-retirement benefits, contingencies and litigation. The Company bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

The preparation of the consolidated financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

RECENT PRONOUNCEMENTS

BUSINESS COMBINATIONS, AND GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001.

HB 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. Adoption of HB 1581 did not affect the result of operations as the Company has accounted for all business combinations under the purchase method.

HB 3062 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment using a fair value approach rather than the undiscounted cash flow approach previously used. During the second quarter, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening retained earnings with a corresponding reduction in goodwill.

See additional discussion in Note 1(f)(v) to the 2001 consolidated financial statements, and Notes 2(a) and 5 to the 2002 consolidated condensed financial statements.

FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS

Effective January 1, 2002, the Company adopted amended HB 1650, which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items with a fixed or ascertainable life. At December 31, 2001, the Company had approximately $12.3 million of unamortized foreign exchange losses that were affected by this change. Upon adoption, deferred foreign exchange has been reduced by this amount, with a corresponding increase in opening deficit as of January 1, 2002. HB 1650 also requires restatement of prior periods, the effect of which was to increase the reported net loss for the three months and nine months ended September 30, 2001 by $23.5 million and $6.2 million, respectively.

Effective January 1, 2004, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective, where hedging relationships do not meet these requirements hedge accounting must be discontinued. The Company is currently evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.

See additional discussion in Note 1(h) to the 2001 consolidated financial statements and Note 2(b) to the 2002 consolidated condensed financial statements.

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new HB 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. HB 3870 permits the Company to continue its existing policy of treating all other employee stock options as capital transactions (or settlement method), but requires pro forma disclosure of net earnings and per share information as if the Company had accounted for employee stock options under the fair value method. The adoption of the new section did not impact the interim consolidated financial statements.

See additional discussion in Note 1(i)(iv) to the 2001 consolidated financial statements and Note 2(c) to the 2002 consolidated condensed financial statements.